

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

Via E-mail
Liang Wei Wang
President
Advento, Inc.
8 Jiang gang Qu, Ste 402
Hangzhou, China 310000

> **Re: Advento, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 24, 2011**
> **File No. 333-174607**

Dear Mr. Wang:

We have reviewed your registration statement and have the following comments.

Description of Business, page 19

Contract with "Galeon" Co. Ltd., page 22

1. We note your response to comment five of our letter dated October 19, 2011. You disclose that Galeon is not obligated to purchase $150,000 worth of goods from you. Please disclose whether Galeon is obligated to purchase anything from you under this contract. If Galeon is not obligated to purchase goods from you under this contract, please explain the purpose of the contract.

2. We note your response to comment six of our letter dated October 19, 2011. Please disclose the term of your contract with Galeon. Additionally, you disclose that the 30 days written notice that Galeon must provide to terminate the agreement will be measured from the time that it is received by you. Please clarify the date before which the 30 days written notice must be received to terminate the agreement. For example, must the notice be received 30 days before an order is scheduled to ship, must the notice be received within 30 days after an order is placed, or must the notice be received 30 days before the date on which Galeon desires to terminate the contract? If 30 days written notice is required before the date on which Galeon desires to terminate the contract, please disclose whether such notice affects any orders previously placed but not shipped, and explain to us the importance of this term if Galeon is not obligated to purchase goods from you.

Item 13. Other Expenses of Issuance and Distribution, page 45

3. Supplementally, please tell us whether Mr. Loev will be receiving any portion of his legal fee in shares.

Exhibit 23.1

4. We note you did not provide a consent from your independent auditors in the amendment filed on October 24, 2011. We remind you that your filing cannot go effective unless you have a current consent from your independent auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        David M. Loev
        The Loev Law Firm, PC